SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 8

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 8 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Date of Purchase / Sale	Shares Purchased / (Sold)	Price Per Share ($)
July 7, 2025	(130,949)	$13.6501
July 8, 2025	(80,282)	$13.7496
July 9, 2025	(88,923)	$14.0659